Mail Stop 4561

May 24, 2006

Mr. Barry L. Edwards
Executive Vice President and Chief Financial Officer
SOURCECORP, Incorporated
3232 McKinney Ave.
Suite 1000
Dallas, Texas 75204

> **Re: SOURCECORP, Incorporated**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 000-27444**

Dear Mr. Edwards:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief